UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2012

Commission File Number: 001-35190

TAOMEE HOLDINGS LIMITED

16/F, Building No. A-2, No. 1528 Gumei Road, Xuhui District

Shanghai 200233, People’s Republic of China

(86-21) 6128-0056

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAOMEE HOLDINGS LIMITED

By:	/s/ Paul Keung
Name:	Paul Keung
Title:	Chief Financial Officer

Date: June 25, 2012

EXHIBIT INDEX

Exhibit 99.1

Taomee Announces Notice of Annual General Meeting

SHANGHAI, June 25, 2012 – Taomee Holdings Limited (“Taomee” or the “Company”) (NYSE: TAOM), one of the leading children’s entertainment and media companies in China, today announced that its annual general meeting (“AGM”) will be held at 10:30 a.m. on July 25, 2012 at 26th Floor, Two ifc, 8 Century Boulevard, Shanghai, China.

Stockholders of record at the close of business on June 20, 2012 are entitled to notice of and to vote at the annual meeting and any adjournment thereof.

The Notice of AGM and an accompanying proxy form for completion by holders of depository interests are available on Taomee’s investor relations website at http://ir.taomee.com/phoenix.zhtml?c=243417&p=irol-agm.

About Taomee Holdings Limited

Taomee Holdings Limited is one of the leading children’s entertainment and media companies in China driven to deliver exceptional entertainment to children and families. Founded in 2007, Taomee is one the first companies in Greater China to develop animated franchises for children through online virtual world that are both fun and educational. The Company’s virtual worlds are widely trusted by millions of parents and caregivers across Asia. The Company’s Mole’s World and Seer franchises and characters have reached millions of children and families through virtual worlds, books, monthly print magazines, mobile applications, animated television series and movies. For more information, please visit: http://www.taomee.com/en_taomee.html

•	Visit online virtual world communities at www.61.com

•	Watch animations and films at http://v.61.com/

•	Download mobile games and applications at http://m.61.com/

•	Share with other parents and caregivers at http://mama.61.com/

Safe Harbor Statements

This press release contains statements that may constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Among other things, the management’s quotations and outlook information contain forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Potential risks and uncertainties include, but are not limited to: the Company’s business strategies and initiatives as well as business plans; future business development, results of operations and financial condition; expected changes in revenues and certain cost or expense items; expectations with respect to increased revenue growth and the Company’s ability to sustain profitability; the Company’s services and products under development or planning; the Company’s ability to attract users and further enhance the Company’s brand recognition; and trends and competition in the children’s entertainment and media market and industry, including those for online entertainment. Further information regarding these and other risks is included in Taomee’s filings with the U.S. Securities and Exchange Commission, including its registration statement on its final prospectus dated June 10, 2011 and its annual report on Form 20-F dated April 18, 2012. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as required under applicable law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, the Company cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For more information, please contact:

Taomee Holdings Limited

ir@taomee.com

Exhibit 99.2

TAOMEE HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: TAOM)

NOTICE OF ANNUAL GENERAL MEETING

To be held on July 25, 2012

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of Taomee Holdings Limited (the “Company”) will be held at 26th Floor, Two ifc, 8 Century Boulevard, Shanghai, China on July 25, 2012 at 10:30 a.m. (Beijing Standard Time) for the purposes of considering and, if thought fit, passing the following resolutions:

ORDINARY RESOLUTIONS

1.	That Mr. Roc Yunpeng Cheng be re-elected as a Director of the Company;

2.	That Mr. Ted Lai be re-elected as a Director of the Company;

3.	That Mr. Changtian Wang be re-elected as a Director of the Company;

4.	That the 2012 Share Incentive Plan be and hereby is approved and confirmed; and

5.	That each of the Directors be authorised to take any and every action that might be necessary to effect the foregoing resolutions as such Director, in his or her absolute discretion, thinks fit.

The Board of Directors of the Company has fixed the close of business on June 20, 2012 as the record date (the “Record Date”) for determining the shareholders who are entitled to receive notice of and to vote at the AGM or any adjournment or postponement thereof.

Holders of the Company’s American Depository Shares (“ADSs”) who wish to exercise their voting rights for the underlying shares at the AGM must act through JPMorgan Chase Bank, N.A., the depositary of the Company’s ADS program.

Shareholders may obtain a copy of the Company’s annual report from the Company’s website at http://ir.taomee.com, or by writing to ir@taomee.com to request a physical or electronic copy.

By Order of the Board of Directors,
Taomee Holdings Limited

/s/ Jason Liqing Zeng

Jason Liqing Zeng
Chairman

Shanghai, PRC

June 25, 2012

Executive Office: 16/F, Building No. A-2 No. 1528 Gumei Road, Xuhui District Shanghai 200233	Registered Office: c/o Maples Corporate Services Limited PO Box 309, Ugland House Grand Cayman, KY1-1104 Cayman Islands
People’s Republic of China

NOTES

1	Votes may be given either personally or by proxy. A shareholder may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting.

2	Whether or not you propose to attend the AGM in person, you are strongly advised to complete and sign the enclosed form of proxy in accordance with the instructions printed on it and then deposit it (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at 16/F, Building No. A-2, No. 1528 Gumei Road, Xuhui District, Shanghai 200233, People’s Republic of China, or send copies of the foregoing by email to zoey@taomee.com, in each case marked for the attention of Zoey Chang, not later than 48 hours before the time for the holding of the AGM or adjourned AGM in accordance with the Articles of Association of the Company. Returning the completed form of proxy will not preclude you from attending the AGM and voting in person if you so wish. An instrument of proxy that is not deposited in the manner permitted shall be invalid.

3	The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorised. A proxy need not be a member of the Company.

4	In the case of joint holders, the vote of the senior holder who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names of the holders stand in the register of members of the Company.

5	Any corporation or other non-natural person which is a shareholder may in accordance with its constitutional documents, or in the absence of such provision by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual shareholder.

6	If a clearing house (or its nominee) is a shareholder, it may, by resolution of its directors or other governing body or by power of attorney, authorise such person or persons as it thinks fit to act as its representative or representatives at any general meeting of the Company provided that, if more than one person is so authorised, the authorisation shall specify the number and class of shares in respect of which each such person is so authorised. A person so authorised pursuant to this provision shall be entitled to exercise the same powers on behalf of the clearing house (or its nominee) which he represents as that clearing house (or its nominee) could exercise if it were an individual shareholder of the Company holding the number and class of shares specified in such authorisation.

7	A person may participate at the AGM by conference telephone or other communication equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in the AGM in this manner is treated as presence in person at that meeting. The dial-in number of the AGM is as follows:

The dial-in number of the AGM is as follows:

Passcode: 33090

Dial in numbers:

Country		Toll Numbers	Freephone/ Toll Free Number
CHINA	CHINA A:	86-400-810-4719	10800-712-1681
CHINA	CHINA B:	86-400-810-4719	10800-120-1681
HONG KONG		852-3001-3800
USA		1-210-795-0496	877-608-7119

Exhibit 99.3

TAOMEE HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: TAOM)

Form of Proxy for Annual General Meeting (or any adjournment thereof) to be held on July 25, 2012 and at 26th Floor, Two ifc, 8 Century Boulevard, Shanghai, China

Introduction

This Form of Proxy is furnished for use at the Annual General Meeting of the Company to be held at 26th Floor, Two ifc, 8 Century Boulevard, Shanghai, China on July 25, 2012 at 10:30 a.m. (Beijing Standard Time) , and at any adjournment(s) thereof (the “AGM”) for the purposes set forth in the accompanying Notice of Annual General Meeting.

Only the holders of record of the ordinary shares of par value US$0.00002 each (“Ordinary Shares”) at the close of business on June 20, 2012 (the “Record Date”) are entitled to notice of and to vote at the AGM. Each Ordinary Share shall be entitled to one vote on all matters.

The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the proxy will exercise his/her discretion as to whether he/she votes and if so how. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation or (ii) by voting in person at the AGM.

To be valid, this Form of Proxy must be completed, signed and (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) delivered to the Company’s office at 16/F, Building No. A-2, No. 1528 Gumei Road, Xuhui District, Shanghai 200233, People’s Republic of China marked for the attention of Zoey Chang, not later than 48 hours before the time for the holding of the AGM or adjourned AGM in accordance with the Articles of Association of the Company.

TAOMEE HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: TAOM)

Form of Proxy for use at the Annual General Meeting (or any adjournment thereof) to be held on July 25, 2012 and at 26th Floor, Two ifc, 8 Century Boulevard, Shanghai, China

I/We,                              of                                                              , being the registered holder(s) of                              ordinary shares (Note 1) of par value US$0.00002 each, of Taomee Holdings Limited (the “Company”) hereby appoint the Chairman of the Annual General Meeting(Note 2) or                              of                                          as my/our proxy to attend and act for me/us at the Annual General Meeting (or any adjournment thereof) of the Company to be held at 10:30 a.m. (Beijing Standard Time) on July 25 , 2012 at 26th Floor, Two ifc, 8 Century Boulevard, Shanghai, China, for the purpose of considering and, if thought fit, passing and approving the resolutions referred to in the Notice convening the Annual General Meeting dated June 25, 2012 (“Notice of AGM”), and at such meeting (or any adjournment thereof) in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, or on any other matter which may be considered at the annual general meeting (or any adjournment thereof) as my/our proxy thinks fit.

	Ordinary Resolutions	For(note 3)	Against(note 3	Abstain (note 3)
1.	That Mr. Roc Yunpeng Cheng be re-elected as a Director of the Company
2.	That Mr. Ted Lai be re-elected as a Director of the Company
3.	That Mr. Changtian Wang be re-elected as a Director of the Company
4.	That the 2012 Share Incentive Plan be and hereby is approved and confirmed
5.	That each of the Directors be authorised to take any and every action that might be necessary to effect the foregoing resolutions as such Director, in his or her absolute discretion, thinks fit.

Dated             , 2012 Signature(s) (Note 4)

Notes:

[1]

Please insert the number of ordinary shares registered in your name(s) to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

[2]

If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE ANNUAL GENERAL MEETING OR” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his or her stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

Exhibit 99.4

TAOMEE HOLDINGS LIMITED

TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY SHARES (“ADSs”)

REPRESENTING ORDINARY SHARES OF

TAOMEE HOLDINGS LIMITED

Please refer to the reverse side of this card for the Resolutions to be voted at the Meeting.

FOLD AND DETACH HERE

	FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN

Resolution 1	☐	☐	☐	Resolution 3	☐	☐	☐	Resolution 5	☐	☐	☐

Resolution 2	☐	☐	☐	Resolution 4	☐	☐	☐
Address Change ☐ Mark box, sign and indicate changes/comments below:								Mark box at right if you wish to give a discretionary proxy to a person designated by the Company. PLEASE NOTE: Marking this box voids any other instructions indicated above.				☐
								Sign Below	Date:

Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

ORDINARY RESOLUTIONS

1.	That Mr. Roc Yunpeng Cheng be re-elected as a Director of the Company

2.	That Mr. Ted Lai be re-elected as a Director of the Company

3.	That Mr. Changtian Wang be re-elected as a Director of the Company

4.	That the 2012 Share Incentive Plan be and hereby is approved and confirmed

5.	That each of the Directors be authorised to take any and every action that might be necessary to effect the foregoing resolutions as such Director, in his or her absolute discretion, thinks fit

TAOMEE HOLDINGS LIMITED
JPMorgan Chase Bank, N.A., Depositary
P.O. Box 64506, St. Paul, MN 55164-0506	Voting Instruction Card

JPMorgan Chase Bank, N.A. (the “Depositary”) has received notice that an Annual General Meeting (the “Meeting”) of Taomee Holdings Limited (the “Company”) will be held at 10:30 a.m. (Beijing Standard Time), on Wednesday, July 25, 2012, at 26th Floor, Two ifc, 8 Century Boulevard, Shanghai, China, for the purposes set forth on this card.

If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Ordinary Shares represented by your ADSs FOR or AGAINST or to ABSTAIN from voting on the Resolutions to be proposed at the Meeting, kindly execute and forward to the Depositary, the attached Voting Instruction Card. The enclosed postage-paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such a manner as to show clearly how you wish to vote in regard to each of the Company’s Proposals. Alternatively, you may check the box instructing the Depositary to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 12:00 p.m., July 20, 2012. Only the registered holders of record as of the close of business on June 20, 2012, will be entitled to execute the attached Voting Instruction Card.

The signatory, a registered holder of ADSs representing Ordinary Shares of the Company, of record on June 20, 2012, hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote at the Meeting the underlying Ordinary Shares of the Company represented by such ADSs, in accordance with the instructions given below.

Please visit the following URL link to access the AGM materials on-line:

http://ir.taomee.com/phoenix.zhtml?c=243417&p=irol-agm

NOTE: In order to have the aforesaid securities voted, this Voting Instruction Card MUST be returned before 12:00 p.m., July 20, 2012.

JPMorgan Chase Bank, N.A., Depositary

PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

Please see reverse side for Voting Instructions.